UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69001

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Justly Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1441 Broadway, Suite 5116
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlene F. Wilson	623-533-4407	Cwilson@investjustly.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	19801
(Address)	(City)	(State)	(Zip Code)

10/08/03	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Karrlsson-Willis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Justly Markets LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Sam Hooghkirk
My Commission HH 145456
Expires 06/24/2025

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Justly Markets LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2022

Justly Markets LLC
Index
December 31, 2022

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of Justly Markets, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Justly Markets, LLC, (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty
The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company began revenue generating activities during 2022 but relied on member contributions to fund operations for 2022, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Mazars USA LLP

Woodbury, NY
March 29, 2023

Justly Markets LLC
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	331,366
Accounts receivable		7,000
Prepaid expenses and other assets		48,665
TOTAL ASSETS	**$**	**387,031**
LIABILITIES & EQUITY		
Liabilities		
Deferred revenue	$	78,178
Accounts payable and accrued expenses		158,927
Total liabilities		**237,105**
Total Member's Equity		149,926
TOTAL LIABILITIES & EQUITY	**$**	**387,031**

The accompanying notes are an integral part of this financial statement.

Justly Markets LLC
Notes to Statement of Financial Condition
December 31, 2022

1. **Organization**

   Justly Markets LLC (the "Company") was formed in the state of Delaware in September 2021, as a result of a name change, as a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Justly Holdings Inc. ("the Parent"). The Company's Parent was acquired by Ideanomics, Inc. ("IDEX") in the third quarter 2019. In March 2021, FINRA approved the Company's Continuing Membership Agreement ("CMA") application and a revised Membership Agreement that expanded the Company's business lines to include acting as a private placement agent and operating a funding portal to allow issuers to offer Regulation A+ and D offerings in addition to operating the Alternative Trading System. In September 2021, the Company submitted a Material Consultation Request with FINRA to expand its business activities to include offerings pursuant to Regulation CF. FINRA concluded that such business expansion does not constitute a material change in the Company's business operations, thereby permitting the Company to offer Regulation CF offerings.

   The Company began revenue generating activities during 2022 but relied on member contributions to fund operations for 2022, which raises substantial doubt about the Company's ability to continue as a going concern. If the Parent cannot continue to provide working capital, the Company will de-register as a broker-dealer. This financial statement does not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

   The Company relies on Footnote 74 of the SEC Release No. 34-70073 and accordingly is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. **Significant Accounting Policies**

   Basis of Financial Statement Presentation

   The financial statement of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   In preparing the financial statement, management is required to make estimates and assumptions that affect the amounts reported in the financial statement.

   Actual results will differ from such estimates and such differences may be material to the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less. No cash equivalents were held at December 31, 2022.

Accounts Receivable

Payments are due upon presentation or as otherwise stated in the engagement letter. The Company evaluates its accounts receivable periodically and estimated an allowance for doubtful accounts under the current expected credit loss model based on historical experience with clients, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability. At December 31, 2022, accounts receivable were $7,000 and no allowance was deemed necessary.

Revenue Recognition

The Company provides advisory services on private placements and capital raising activities. Revenue for advisory services is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customer prior to recognizing revenue are reflected as deferred revenue in the statement of financial condition. At December 31,2022 such deferred revenue amounted to $78,178 and is reflected in the statement of financial condition.

Intangible Assets

In prior years, the Company carried an intangible asset, consisting of the fair value of the FINRA CMA. In accordance with ASC 350 "Intangibles – Goodwill and Other" and as a result of an independent valuation firm's purchase price analysis, the CMA was determined to be an indefinite-lived intangible asset with a fair value of $76,992 using the cost approach. The Company assesses intangible assets for impairment annually.

The Company's assessment of its intangible asset has determined that there was 100% impairment of the asset for the year ended December 31, 2022 and the asset was written off.

Income Taxes

The Company is a single member limited liability company and is a disregarded entity for U.S. Federal and state tax purposes. The Company has adopted the

Financial Accounting Standards Board's Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740) which simplifies accounting for income taxes by removing certain exceptions to the general principles. The ASU amends the guidance to specify that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority. Therefore, the Company has not reflected federal, state, or city taxes for the year ended December 31, 2022.

3. **Concentration of Risk**

The Company maintains its cash with a major financial institution, which at times may exceed the FDIC limit. At December 31, 2022, the Company held approximately $81,000 in excess of the insured limits. The Company has not experienced any losses in such accounts.

4. **Related-Party Transactions**

The Company has an Expense Sharing Agreement (the "Agreement") with its Parent, as amended, under which the Parent provides services of certain of its employees, office space, the use of equipment and other services as may be required by the Company.

Pursuant to the Agreement, the Parent allocated to the Company expense of $22,200 during 2022. During 2022, the Parent also paid $1,187,067 of direct expenses on behalf of the Company. The allocated expenses and direct expenses totaling $1,209,267 were capitalized by the Company as additional capital contributions from the Parent and are included in Member's Equity in the Statement of Financial Condition as of December 31, 2022.

During 2022, the Parent contributed $501,353 in cash contributions and the Company paid $400,000 to the Parent as a capital distribution.

Justly Markets LLC
Notes to Statement of Financial Condition
December 31, 2022

5. **Regulatory**

In the ordinary course of business, the Company is subject to regulatory inquiries. During 2022, the Company consented to sanctions imposed by FINRA as a result of the Company failing to preserve memoranda for all orders received.

6. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $94,261 which was $78,454 in excess of its required net capital of $15,807.

7. **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were available to be issued. On January 31, 2023, the Parent contributed $100,000 in cash to the Company's equity.